EXHIBIT 99.1

Osisko Recommences Purchases Under Normal Course Issuer Bid

MONTRÉAL, Oct. 01, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (OR:TSX & NYSE) (the "Corporation" or "Osisko") today announces that it intends to recommence purchases under its previously announced normal course issuer bid (the "NCIB Program"). Under the terms of the NCIB Program, Osisko may still acquire up to 8,757,849 of its common shares ("Common Shares") from time to time in accordance with the normal course issuer bid procedures of the Toronto Stock Exchange (“TSX”).

Repurchases under the NCIB Program commenced on December 12, 2018 and will terminate on December 11, 2019 or on such earlier date if the NCIB Program is completed. Purchases of Common Shares under the NCIB Program will be made in Canada through the facilities of the TSX in accordance with its rules. Daily purchases will be limited to 71,940 Common Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Common Shares on the TSX for the six-month period ending November 30, 2018, being 287,760 Common Shares.

The price that the Corporation may pay for any Common Shares purchased under the NCIB Program will be the prevailing market price at the time of purchase and any Common Shares purchased by the Corporation will be cancelled. The board of directors of Osisko believes that the underlying value of the company may not be reflected in the market price of the Common Shares from time to time and that, accordingly, the purchase of Common Shares will increase the proportionate interest in the company of, and be advantageous to, all remaining shareholders of the Corporation.

As of October 1, 2019, there were 144,001,075 Common Shares issued and outstanding. Please refer to the Company’s press release dated December 10, 2018 for additional information regarding the NCIB Program.

During the current NCIB Program, the Corporation actually purchased 1,701,980 Common Shares at a weighted average price of $11.77 per Common Share through the facilities of the TSX.

Osisko has appointed, subject to the prior consent of the TSX, Desjardins Capital Markets to make any purchases under the NCIB Program on its behalf.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd. and a 4% NSR royalty on the Cariboo Gold project, a 19.9% interest in Falco Resources Ltd and a 16.4% interest in Osisko Mining Inc.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements including the fact that the Corporation "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, statements about the board of directors of Osisko's belief that the NCIB Program is advantageous to shareholders and that underlying value of the Corporation may not be reflected in the market price of the Common Shares, the Corporation's intentions regarding the NCIB Program, including the number of Common Shares that may be purchased under the NCIB Program. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams and offtakes held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local government, including corporate law, permitting and licensing regimes and taxation policies; continued availability of capital and financing and general economic, market or business conditions; business opportunities that become available to, or are pursued by Osisko; the impossibility to acquire royalties and to fund precious metal streams; other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty or other interest and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of the Corporation, which is filed with (i) the securities regulatory authorities in Canada and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com, and (ii) the U.S. Securities and Exchange Commission and available electronically under Osisko's issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com